Mail Stop 3561

January 5, 2007

J. Kevin Blodgett, Esq.
General Counsel
Dynegy Acquisition, Inc.
1000 Louisiana Street, Suite 5800
Houston, TX 77002

> **Re:** **Dynegy Acquisition, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 8, 2006**
> **File No. 333-139221**
>
> **Dynegy Inc.**
> **Amended Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**
> **Filed May 10, 2006, August 10, 2006 and November 8, 2006**
> **File No. 1-15659**

Dear Mr. Blodgett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. We remind you that the letter to the shareholders also serves as the cover page of the prospectus and therefore is subject to the plain English rules. Accordingly, in order to increase the readability and highlight the key terms of the offering, please remove

information that is not required to be included on the cover page. See Item 501 to Regulation S-K.

Summary, page 6

2. Please limit your summary disclosure to brief discussions of only the most material aspects of the proposed acquisition. Some of your disclosure appears to contain excessive detail, which is better suited for the body of the prospectus. For example, you should provide only a brief description of the merger and the agreement. See Item 3(c) to Form S-4. Please also consider whether other subsections or elements of a discussion within a subsection are necessary for the summary. Appropriate revisions should enable you to significantly reduce the length of the summary. Please revise accordingly. We may have additional comments upon review of your response.

New Dynegy's Business, page 8

3. We note that you have disclosed New Dynegy's competitive strengths. Please elaborate upon these strengths to explain what about the merger will cause these strengths to arise and why these strengths are not present currently in Dynegy's business. Also, for balance, please expand your disclosure to discuss any weaknesses of New Dynegy upon completion of the merger.

The Merger and the Contributions, page 10

4. Under "What the LS Contributing Entities Will Transfer to New Dynegy," you state that the LS Contributing Entities will transfer all of their interests in LSP Kendall Holdings, LLC, LSP-Kendall Blocker, Inc., etc. For clarity, please expand the bullet points to more specifically identify the "interests" that New Dynegy will receive from the LS Contributing Entities. Please revise your disclosure on page 151 as well. Further, under "What the LS Contributing Entities Will Receive from New Dynegy for the Contributions," please quantify the New Dynegy notes. Please revise your risk factor disclosure on page 39 as well.

The Merger Agreement, page 11

Conditions to the Merger and the Contributions, page 11

5. In the last bullet point, you refer to page 155 for the definitions of "LS MAE" and "Dynegy MAE." Please briefly disclose the definitions of these terms here.

New Dynegy Certificate of Incorporation and Bylaws, page 16

6. You provide a summary here of certain provisions of the New Dynegy charter and bylaws. It is not clear, however, whether this summary is intended to provide a

summary of the material changes to the charter and bylaws, as compared to the existing provisions of Dynegy, Inc., or the material provisions of the charter and bylaws, without regard to changes or both. Please revise to clarify so that it is clear what you are trying to convey here.

Risk Factors, page 26

7. Some of your risk factors appear overly lengthy and should be revised to include only enough disclosure to clearly describe the material risk and to put the risk into context. In this regard, detailed information should be moved to the body of the prospectus. For example, we refer you to the risk factor on page 31, the second risk factor on page 34, the risk factor on page 36 and the second risk factor on page 38. Please note that these are only examples. Please revise accordingly throughout this section.

8. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you or to the investors in the offering. For example, we note that the following risk factors appear to contain generic disclosures:

    - Future changes in commodity prices may materially adversely…, page 28;
    - New Dynegy's results of operations may be negatively affected…, page 28;
    - Development, refurbishment and operation and maintenance…, page 33;
    - New Dynegy's access to the capital markets may be limited, page 40 and
    - The development and construction of power generation facilities…, page 44.

    Please note these are only examples. Please review your entire risk factor section and revise as necessary.

The anticipated benefits of combining Dynegy and the Contributed Entities…, page 26

9. We note your disclosure that you and the LS Contributing Entities entered into the merger agreement with the "[e]xpectation that the Merger would result in various benefits, including…synergies and operating efficiencies." You further state, "Although Dynegy and the LS Contributing Entities expect to achieve the anticipated benefits of the Merger…." This type of mitigating statement is inappropriate in your risk factors. Please revise, here and throughout the risk factor section, to remove any mitigating language.

New Dynegy's profitability may decline if counterparties to its contracts fail…, page 30

10. This risk factor appears to discuss two separate risks. Please note that each risk factor should disclose a separate, material risk to you and/or the investors. For example, the risk factor discusses the risk that counterparties to contracts may not perform and the risk that New Dynegy may not be able to renew existing major contracts of Dynegy. Please revise accordingly, here and throughout the risk factor section as applicable.

Fifty percent of the membership interest in the Development LLC…, page 44

11. This risk factor title appears to simply state a fact, as opposed to the risk that accompanies the fact. Please revise to ensure that the title conveys the risk that you elaborate upon below. Further, we object to the mitigating language you provide here. Please revise, consistent with comment 9 above.

The Special Meeting, page 47

Record Date and Outstanding Shares, page 47

12. Please revise to clarify whether or not any treasury stock held by Dynegy will be voted at the special meeting.

The Merger, Page 50

Background of the Merger Agreement Transactions, page 50

13. We note your disclosure in the second paragraph on page 50 that you "[e]ngaged in a number of exploratory discussions regarding potential transactions with other companies in the power generation sector as well as with potential investors who were active in the sector" and that those discussions "[i]ncluded the exploration of various merger, acquisition and sale transactions." Please fully discuss each of the other alternatives you considered and explain why your board of directors concluded not to pursue such alternatives. Further, please discuss why your board of directors chose to pursue a merger with the LS Contributing Entities over the other alternatives and elaborate upon how you came into contact initially with the LS Contributing Entities.

14. We note your disclosure that on June 2, 2006, "[a]s an outgrowth of the earlier conversations, executives from Dynegy and the LS Power Group met in New York to discuss the potential for a transaction…." Please expand your disclosure to discuss the earlier conversations to which you refer, including the relevant dates and persons involved.

15. Please expand your disclosure for each of the dated events to more specifically describe the substance of any discussion, negotiation or presentation that you refer to.

In this regard, we note that your disclosure appears to provide only a general description of the terms or issues discussed or presented without any specific numerical terms or other details. For example, your disclosure describing your contacts with LS Power Group and their representatives should be expanded to provide more specificity regarding the actual terms and consideration amounts discussed and negotiated, including the form(s) of consideration. As an example, you indicate that during July 2006, you and LS Power Group "[d]iscussed the principal terms and related issues that had arisen to date with respect to the proposed transaction." Please expand your disclosure to specifically describe the principal terms and related issues that you discussed with LS Power Group. You further state that on August 11, 2006, you and LS Power Group discussed "[t]he potential transaction structure, the development joint venture and the amount and form of consideration." Please expand your disclosure to specifically describe your discussions regarding the potential transaction structure and development joint venture. Further, please describe the forms of consideration discussed and quantify the amount(s) of consideration. We also refer you to the events that transpired on August 24, 2006, September 6, 2006 and September 10, 2006 and your references to an "assumed valuation" and "certain parameters." We may have further comment upon review of your response.

16. You indicate on page 51 that the parties tentatively agreed upon pricing for the transaction on September 12, 2006. What price did they agree upon? How did they arrive at such price and the current price, if different? Please revise.

Recommendation of the Dynegy Board; Reasons of Dynegy for the Merger Agreement Transactions, page 52

17. We note the reasons you have provided here, however, it is unclear in some instances how the reasons support your decision to recommend the transaction. For example, it is not readily apparent why the change in cash flow generation you mention in the first bullet is a reason the board decided to approve the transaction. Similarly, see your reference to the terms of the current shareholder agreement with Chevron. Please revise to disclose the rationale behind each reason by comparing it to your prospects as an independent entity and why you deemed each alternative inferior to the present transaction.

Opinions of Financial Advisors to the Dynegy, page 53

Opinion of Credit Suisse, page 53

18. Please provide us with any analyses, reports, presentations, or similar materials prepared for or by the financial advisors in connection with rendering each fairness opinion. We may have further comment upon receipt of these materials.

19. Please revise to clearly discuss why Dynegy retained two financial advisors. We note that Greenhill renders a fairness opinion that would seem to differ from Credit Suisse in that it gives "effect to the Contributions and the issuance and payment of the LS Consideration," however you should highlight this for shareholders and explain why it is relevant.

20. We note that the Greenhill selected a group of publicly traded companies that "focus primarily in the merchant power generation sector." Revise to elaborate upon how the companies were chosen by Credit Suisse.

21. As currently drafted, the discussion of each financial advisor's opinion does not provide a meaningful summary of each of the analyses performed. Please revise each of the summaries so that they are written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, please explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis. We may have further comment upon review of your response.

Miscellaneous, page 61

22. We note your disclosure that you have agreed to pay Credit Suisse a customary fee for its financial advisory services. Please expand your disclosure to quantify the fees paid, or to be paid, to Credit Suisse for their services in connection with the merger transactions, including contingent fees.

Material U.S. Federal Income Tax Consequences to Dynegy's Shareholders, page 70

23. Please revise penultimate paragraph to remove the statement that the disclosure is "[f]or general information only…."

Unaudited Pro Forma Condensed Combined Financial Information, page 81

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Statements of Operations, page 85

(d) Cost of Sales, page 85

24. We note that you included an adjustment to add back a previously expensed long term service agreement. Please tell us your basis for this adjustment and clarify the description provided.

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet, page 88

(e) Property Plant and Equipment, page 88

25. We note that you determined this adjustment to the fair value of the property plant and equipment using Dynegy's estimate of fair value based on discounted cash flows. We further note that you engaged Greenhill to render an opinion that the exchange of shares is fair to the holders of Dynegy's common stockholders. We understand that Greenhill performed a discounted cash flow valuation of the Contributed Entities as part of the procedures they performed to arrive at their opinion. We presume the primary determinants of net cash inflow from such valuation analysis results from assumed operation of the generating units which constitute the substantial majority of property plant and equipment. If otherwise, please clarify our understanding. If our presumption is correct, please reconcile in detail Dynegy's estimate of fair value based on discounted cash flows with the stand-alone analysis performed by Greenhill. Please ensure any differences in discount rates, assumptions as to revenues and/or expenses from operation of assets as well as the time frame such cash flows are discounted are fully reconciled and explained. We may have further substantive comment.

(h) Goodwill, page 89

26. We note you utilized the market price of Dynegy's common stock as a proxy for the Class B shares anticipated to be issued to the LS Contributing Entities. We further note that Class B shares will be unlisted and unregistered shares salable only via an exemption from registration or filing of a registration statement. We further note registration rights will be granted to the LS Contributing Entities. Please advise us in detail your basis for using the price of a traded listed security in establishing the aggregate purchase price of the Contributed Entities given the restricted nature of the stock to be issued. We may have further substantive comment.

27. Please provide us the specific terms and relative priority of the Dynegy subordinated note. Please show us via comparison with similar Dynegy debt issues, why the fair value of debt is equal to its face amount.

28. Please explain to the staff in detail how you plan to allocate goodwill resulting from the proposed acquisition to any resultant operating segments or components thereof for New Dynegy. Please be detailed in your explanation. Please also explain how the impairment test will be performed on an annual basis.

(d), (g) & (n) Assets/Liabilities from Risk-Management Activities, Intangible Assets and Other Long-Term Liabilities, pages 88 and 90

29. Please provide us with the forward price curves used by LS Contributing Entities' valuation team as compared to Dynegy's forward price curves for a given commodity. Please ensure such comparison is made at the same date. Note that you may use whatever way best facilitates comparison of the two curves; pictorial or narrative.   To the extent the differences are due to differing assumptions between the two companies, please summarize the difference and justify why Dynegy's assumption(s) is a better market input than that of the LS Contributing Entities. We may have further comment.

Management's Discussion and Analysis of Financial Condition…, page 91

30. Please confirm that the contributed entities do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

31. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on the contributed entities' revenues or income or result in the contributed entities' liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of contributed entities' earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative

of future performance. Please also describe any known material trends, favorable or unfavorable, in contributed entities' capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to the contributed entities, including recent regulatory changes, and
- material opportunities, challenges, and risks in the short and long term and the actions that the contributed entities are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations and Commercial Commitments, page 98

32. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

New Dynegy Business, page 113

33. Please define all industry-specific or technical terms the first time they appear so they are easily understandable to one not familiar with your industry. For example, in the table on page 114, we note your use of the terms "Baseload," "Intermediate" and "Peaking." We also note your use of certain acronyms under the column "Region." Further, on page 115, we note the use of the terms "combined-cycle capacity," "dual-fuel capability," "reliability-must-run arrangements," etc. Please revise accordingly, here and throughout your document, as applicable. In this regard, we particularly refer you to your disclosure in section "Business of the Contributed Entities," beginning on page 119.

34. We note your disclosure under "Competitive Strengths" beginning on page 115. For balance, please disclose any competitive weaknesses that may result from the merger.

Business of the Contributed Entities, page 119

Operating Assets Discussion, page 120

Western Operating Assets, page 120

35. We note your disclosure that third-party service providers are responsible for the day-to-day operations and maintenance of the Western Operating Assets. We also note that Bear Energy LP serves as the energy manager for the Western Operating Assets under an energy management contract. Accordingly, please disclose the material terms of the third-party service contracts, as well as the energy management contract. We also note similar disclosure regarding the Eastern Operating Assets on page 131. Further, in addition to these contracts, we note that you describe several other agreements of the Western Operating Assets, including power purchase and RMR agreements, as well as call-option agreements. Again, we also note similar descriptions regarding agreements of the Eastern Operating Assets, as well as a power purchase agreement relating to Plum Point. Please note that written agreements should be filed as exhibits, to the extent they are material and not made in the ordinary course of business.

Directors and Management of New Dynegy, page 145

36. Please revise your business experience descriptions of the officers and directors to ensure that their business experience for the past five years is disclosed. In this regard, please include the relevant dates of employment. For example, please revise Mr. Biegler's business experience description to disclose his business experience from 2001 to April 2003. Please revise throughout accordingly. See Item 401 of Regulation S-K.

Director and Executive Officer Compensation, page 150

37. Please disclose the information required by Item 402 of Regulation S-K, as applicable, for persons expected to serve as directors and executive officers of New Dynegy that are currently affiliated with LS Power Group. Please also provide any disclosure applicable to the same persons under Item 404 of Regulation S-K. See Item 18(a) of S-4.

The Merger Agreement and Merger Agreement Transactions, page 151

38. We note your disclosure stating that the transaction is subject to the satisfaction or waiver of the conditions. Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a transaction.

Auction Rights, page 173

39. We note your disclosure that after the lock up period, a representative on behalf of the LS Shareholders "[h]as the right to make one or more qualified offers to New Dynegy to acquire all, but not less than all, of the outstanding voting securities of New Dynegy." You further state, "If New Dynegy rejects such offer…New Dynegy will (i) conduct an auction…." As also described on pages 17 and 18 of the summary section, the auction would be for all of New Dynegy's outstanding voting securities. We are unclear what you mean by "[q]ualified offers to New Dynegy to acquire all…of the outstanding voting securities of New Dynegy." It appears you may be referring to a tender offer for the remaining outstanding voting securities of New Dynegy, however, your disclosure does not appear clear. In this regard, please revise to clarify and further explain what you mean when you state that New Dynegy may "reject" the offer. Additionally please explain how the auction right affects the Class A common stock holders of New Dynegy. We may have further comment upon review of your response.

Comparison of Rights of Dynegy's Shareholders and New Dynegy's Stockholders, page 196

40. We note that in connection with the merger, the rights of former Dynegy stockholders will be governed by a new certificate of incorporation and by-laws under Delaware law. As a result, some material stockholder rights will no longer apply. For example, cumulative voting rights and the majority vote requirement relating to the election of directors will no longer be relevant for Dynegy's Class A common stockholders. Further, a new provision in your Certificate of Incorporation denies your Class A Common stockholders the right to take action by written consent in lieu of a meeting. We also note that there is a new provision in your articles stating that if an amendment affects the voting rights of Class A and B stock, New Dynegy's articles require approval from a majority, as opposed to a supermajority, of the Class B holders and a majority, as opposed to a supermajority, of Class A and B holders voting as a class. It does not appear that you intend to separately present these changes as proposals for stockholders to vote upon. Please tell us why Rule 14a-4(a)(3) of the proxy rules does not require you to "unbundle" these matters. In this regard, please see the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).

Plan of Merger, Contribution and Sale Agreement, page A-1

41. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Exhibits

42. Please file all required exhibits, such as the legality and tax opinions, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Amended Form 10-K/A for Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31.2

43. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, the term "Dynegy," other than in the first paragraph, should be replaced with "registrant." Also, we note revised language and the omission of certain parenthetical language in paragraph 4(d). Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006

44. Please comply with the comment issued on the Form 10-K, to the extent it is applicable.

Controls and Procedures

45. We note your disclosure that your disclosure controls and procedures were evaluated to "[e]nsure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified by the SEC." We further note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures "[w]ere not effective to ensure that the information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the requisite time periods." As you have included a portion of the definition of disclosure controls and procedures in describing your evaluation of and in making your effectiveness conclusion regarding your disclosure controls and procedures, you must include the entire and accurate definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures were evaluated and are effective (or not effective) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or

persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Adviser, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Julien R. Smythe, Esq.
        Akin Gump Strauss Hauer & Feld LLP
        Fax: (713) 236-0822